

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Eric Adams
President and Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 310 - 815 W. Hastings Street, Vancouver, B.C.
V6C 1B4
Canada

> **Re: InMed Pharmaceuticals Inc.**
> **Registration Statement on Form S-1**
> **Filed March 5, 2021**
> **File No. 333-253925**

Dear Mr. Adams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson at 202-551-5880 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Miller